United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   Subject: Vale Group Business and Entity Management Policy Identification: POL-0043-G / Version: 02 Use: Public Resolution: DCA – 011/2023 Emission on: 04/26/2023 Responsible: Controllership, Tax and Accounting Department Review up to: 04/26/2028 - 1 of 13 - Corporate Policy 1. Objective Establishment of guidelines and principles for the management of Companies and Entities of the Vale Group, ensuring that best Corporate Governance practices are consistently followed, as well as ensuring a lean and functional organizational structure fully adherent to Vale’s values and strategy. 2. Applicability The guidelines and principles of this policy must be followed by the management of all Companies and Entities that Vale have complete control or in which Vale has direct or indirect participation, or influence on decisions, even in the absence of corporate participation (including, but not limited to, consortiums, and non-business entities, such as funds, associations, institutes, and foundations, maintained and managed directly by Vale and with no representativeness and institutional relationship purposes). Subsidiaries not controlled by Vale are not covered by this policy. The Executive Committee is responsible to issue, directly or by delegation, Administrative Policy(s) or other normative management and governance documents to detail the principles established in this policy. 3. References • By-laws of relevant Companies and Entities of the Vale Group • POL-0002-G – Authority Policy • POL-0016 G – Anti-corruption Policy • POL-0017-G - Related Parties Transactions Policy • POL-0031 G – Indemnity Policy • POL-0041 G – Misconduct Management Policy • POL-0042-G - Policy for Drafting and Publication of Policies • POL-0048-G - Conflicts of Interest Management Policy - 2 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC 4. Classification of Companies and Entities 4.1 Type 1 - Non-Operational Wholly Owned Company (“Holding”): Company (a) in which Vale holds, directly or indirectly, all the shares and (b) which business does not involve industrial or commercial operations, having as its activity the investment as a pure holding company and/or finance and other related activities. 4.2 Type 2 - Operational Wholly Owned Company: Company (a) in which Vale holds, directly or indirectly, all the shares or all quotas if the participation is held via funds (such as venture capital) and (b) which business includes industrial, marketing and commercial activities, mineral exploration, or technology development. 4.3 Type 3 - Non-Wholly, Non-Operating Subsidiary with Third Party Participation ("Holding"): Company (a) in which Vale or company of type 1 and 2 directly or indirectly holds less than the total shareholding, (b) holds share control and (c) whose business does not involve industrial or commercial operations, having as activity investment as a pure holding company for equity interests and/or financial and other related activities. 4.4 Type 4 - Non-wholly-owned operational subsidiary with third-party participation: Company in which Vale or company of type 1 and 2 (a) directly or indirectly holds less than the total shareholding, (b) has share control and (c) whose business includes industrial, marketing and commercial activities, mineral exploration or technology development. 4.5 Type 5 - Operated Company, with Third Party Participation (OJVs – Operated Joint Ventures): Company in which Vale (a) holds, directly or indirectly, less than 100% of shares, (b) does not hold share control and (c) controls the company’s daily operational decisions, typically because of an operational agreement, shareholder agreement or other agreement between the company and Vale (for example, asset lease agreement). 4.6 Type 6 - Non-Operated Company, with Third Party Participation (NOJVs – Non-Operated Joint Ventures): The company in which Vale (a) holds, directly or indirectly, less than 100% of shares or even in the absence of shareholding (as in the case of a consortium), (b) does not hold shareholding control and (c) does not operate the company, because either the company has independent management under the direction of the Board of Directors and its shareholders, or the company is operated by one of the other shareholders or third party, under the terms of an agreement signed between the company and the operator; and (cd exercises significant influence on the governance of the company (for example, Vale or one of its subsidiaries (types 1 to 4) may appoint one or more persons to the Board of Directors or equivalent body). All of the three above-listed conditions must be met to classify a company as NOJV, therefore the ability to elect management members as a result of Vale's participation is not sufficient to classify it in this type. The entry into new NOJVs will be strategically evaluated, especially for new geographies, markets, and businesses, in addition to the obtaining of necessary approvals. It may also occur for different reasons, such as accessing complementarity of skills, products, and services, gaining scale or cost synergy, learning, or developing new skills, meeting regulatory requirements, sharing risks, accessing capital, asset monetization, or managing exit/acquisitions in phases. 4.7 Type 7 - Financial Investments/Minority Participations in Closed Companies: Private companies in which Vale (a) holds directly, indirectly, or via funds, small shareholdings, or quotas (less than 20%) and (b) does not exercise significant influence on the company’s governance. Examples of minority - 3 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC holdings include investments in (i) established companies that can aggregate new technologies or skills, (ii) innovations/technology start-ups, (iii) funds to promote research and innovations, or (iv) junior mineral exploration companies. Minority holdings generally aim to create strategic options for Vale’s business. These investments/participations must be relatively small, individually limited to $50 million (historic Vale’s investment cost). 4.8. Type 8 - Financial Investments/Minority Participations in Listed Companies: Companies listed on the stock exchange in which Vale (a) directly or indirectly holds a small shareholding (usually less than 20%) and (b) does not exercise significant influence on the governance of the company, even when it may elect one or more members of its governance bodies. 4.9. Type 9 - Non-business entities (Entities) Third sector entities institutionalized and constituted according to civil law, non-profitable, established to support the society with social, humanitarian, and environmental development matters, such as associations, institutes, and foundations, maintained and managed directly by Vale or one of its subsidiaries (type 1 to 4). It does not include entities where Vale is associated with for representativeness and institutional relationship purposes, such as class representation associations, industry associations, and others. 5. Concepts Governance Agents: individuals involved in the governance system of Companies and Entities, such as executives, directors, administrators, and members of advisory committees. Governance Bodies: Boards of Directors, Executive Boards, Advisory Councils, Deliberative Councils, Advisory Committees, Tax Councils or any other deliberative or advisory bodies, statutory or not of Companies or Entities. Companies: wholly owned companies (non-operational and operational), companies with third-party shareholding (operated or not operated by Vale), as well as financial investments/minority holdings, are considered. Entities: non-business entities are considered, as defined in item 4.9 of this policy. Accountable Executive: single focal point, an employee of Vale, or one of its subsidiaries, responsible for monitoring the strategy, performance, and risks of each Company or Entity under their responsibility. Asset Manager: employee of Vale, or from its subsidiarie, responsible for Vale’s daily efforts to manage the strategy, performance, and risks of the Company or the present Entity, working closely with and under the direction of the Accountable Executive. She/he must carry out governance and compliance activities and maintain internal and external relationships to maximize Vale’s long-term value. Asset Manager Team: a multifunctional team that, under the leadership of the Asset Manager, supports the daily efforts to monitor the strategy, performance, and risks of the Company or the present Entity. The structure of this team and its size and competencies should reflect the value and risk profile of the asset. 6. Principles and Guidelines 6.1 General Principles and Guidelines This policy assigns mandatory attributes and desired attributes, depending on the type of Company or Entity, in addition to the observation of all legal aspects involved. The failure to comply with or the non-compliance with mandatory attributes described in this policy requires the approval of the Vale’s Board of Directors. The Board of Directors delegates to the Executive Committee the approval of exceptions for the fulfillment of mandatory attributes in entities that are part of Vale's Company Incorporation and Extinction Program (PIEX). - 4 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC The creation or entry into a Company or Entity by Vale, as well as the maintenance of participation, through shares or not, in a Company or Entity by Vale, must comply with clear objectives, derived from Vale’s Strategic Plan, as well as that provided for in this policy, and the adherence to the objectives must be tested at least every 3 (three) years. All of Vale’s Companies and Entities must be classified as per item 4 above. Vale aims to operate with the simplest and most functional corporate structure possible. Therefore, Vale’s stakes in Companies that do not meet the above concept should be eliminated, whenever feasible, through sale, merger, incorporation, liquidation, or another applicable mechanism. The maintenance of Companies without adherence to Vale’s objectives requires the approval of the Board of Directors, except when the elimination is not feasible (for example, for direct costs or prohibitive opportunity) or is ongoing. Vale’s investments to promote research, innovation, new technologies, new skills, product development, or mineral exploration to create strategic options for Vale’s business may occur under any Companies described in this policy. The Executive Committee may submit to the deliberation of the Board of Directors an alternative proposal with simplification of Vale’s set of administrative rules and policies to be adopted by the Company, even if these investments are made through whole subsidiaries, but managed in a segregated way of Vale’s business units. The Executive Vice President of of Finance and Investor Relations should prepare a report about Vale Group companies and Entities for the Nominating and Governance Committee and to the Board of Directors, annually, containing at least the information below: • Executive Summary; • Classification of each Company and Entity with the typology defined in this policy; • Description of the Governance Structure, with its justification and assessment, identifying the Accountable Executive and the Asset Manager, as well as their main Governance Agents; • Movements on the list of Companies and Entities (entry, exit, types) occurred in the period, with their justifications; • Adherence of the Entities to the Strategic Plan and Framework Plans, when necessary, including ongoing eliminations; • Potential non-compliance with the mandatory attributes; • Evolution of the most relevant Companies, including those with decisions invoked by the Board of Directors, if applicable. The Report must be a management tool for the Executive Vice President of Finance and Investor Relations, and for monitoring by Vale's Board of Directors and Advisory Committees, as applicable. The other Executive Vice-Presidencies must provide the necessary information about the Companies or Entities that are in their respective portfolios. 6.2 General Mandatory Attributes • Classification of all Companies and Entities in a single category described in this policy; • Indication of an Accountable Executive for each Company or Entity; • Definition of the Vice Presidency responsible of each Company or Entity; • Compliance with the principles of the economic gist, non-abuse of treaties (treaty shopping) and absence of abusive tax planning and business purpose, as mentioned in various OECD documents, in addition to strict compliance with each relevant local legislation. • Minimum training done by Governance Agents nominated to work in the OJVs and NOJVs (for agents indicated for other Companies and Entities the training is optional). - 5 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC 6.3 Mandatory Attributes and Desired Attributes by Entity Type 1 and Type 2 - Non-Operational / Operational Wholly Owned Company: (a) Mandatory Attributes • Adoption of Vale’s Corporates and Administrative Policies , Standards and Ethics and Compliance Program, except in specific cases, subject to approval. • Process, control systems, risk management, auditing, integrity and whistleblower channelintegrated into Vale’s system, as well as other systems in Vale's value chain, except when not applicable or with due approval, depending on the specificity of business. • Timely provision by the company of financial, accounting, tax, operational, ESG, human rights, ethics and compliance information, among others, in compliance with legal and regulatory requirements, except when the information is already incorporated into Vale's systems • Business plan incorporated into Vale's strategic planning and budget, when applicable due to the company's strategic and financial materiality. • Governance bodies reduced to the what is necessary and required by law. The Governance Agents must be Vale employees, except for compliance with local regulations, such as the need for residence. • Audit, integrity and whistleblower channel conducted by the parent company and integrated into Vale's systems. Type 3 and Type 4 - Non-wholly-owned, Non-Operational Company ("Holding") / Operational, with stake of Third Parties: (a) Mandatory Attributes • Adoption of Vale’s Corporate Policies and Ethics and Compliance Program.. • Fully follow the powers and authority of Vale's Board of Directors in the Companies' shareholders' agreements or other relevant instruments that establish the rights and duties of the parties, as well as in the investee's governance bodies. • The Company's governance structure and guidelines must be previously resolved by Vale's Board of Directors, except when delegated to the Executive Committee. • Governance agents appointed by Vale will preferably be Vale employees. The appointment of external members must occur due to the justified need for qualification or independence, in accordance with the Company's governance objectives. • Timely provision by the company of financial, accounting, tax, operational, strategic planning, budget, ESG, human rights, ethics and compliance information, among others, in compliance with legal and regulatory requirements and/or best market practices. • The Asset Manager who will support the Accountable Executive must be the Chief Executive Officer of the Company. • Governance Department integrated to Vale's General Governance Department, except when not applicable or with the due approval of Vale's Board of Directors, due to the specificity of the business. Audit Rights and Evaluations of the Ethics and Compliance Program by the respective related areas of Vale, according to the specificity of the business., by an independent third party approved by Vale. (b) Desired Attributes • Reproduction of Vale's Standards, when applicable. • Preparation by the Asset Management Team of documents to assist in the management of material companies, which may include company strategies, risk assessment, and/or opportunity assessment. - 6 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC Type 5 - Operated Company, with Third Party Participation (OJVs – Operated Joint Ventures): (a) Mandatory Attributes • Timely provision by the company of accounting information for consolidation into Vale’s financial statements, where applicable. • Governance bodies with the leanest possible structure, observing the by-laws and any Shareholder Agreement or equivalent documents, to respect the rights and preserve the monitoring capacity of the partner(s). • Accountable Executive or someone with direct reporting, acting as a member of the company’s Board of Directors. • Business Plan consolidated into Vale’s strategic planning and budget. • Audit Rights and Evaluations of the Ethics and Compliance Program by the respective related areas of Vale. In exceptional cases, by an independent third party approved by Vale. Adoption of a Code of Conduct and an Ethics and Compliance Program based on the same pillars as the Vale program. (b) Desired Attributes • Registration of Asset Manager and Asset Management Team to support the Responsible Executive when there is complexity in the relationship with the partner(s). • Governance Agents appointed by Vale will preferably be Vale employees. The appointment of external members must occur due to the justified need for qualification or independence, in accordance with the Company's governance objectives. • Adoption of Vale’s policies, standards, as well as the use of Vale’s systems, except if conflicting with its constituent documents, Shareholder Agreement and/or right(s) of the third party(s), when it becomes mandatory to influence the adoption of policies and standards materially equivalent or similar in principle to those of Vale. • In addition to the minimum training defined by Governance Agents, they should seek training in negotiation and influence. Type 6 - Non-Operated, with Third Party Participation (NOJVs – Non-Operated Joint Ventures): (a) Mandatory Attributes • Responsible Executive or someone with direct reporting, acting as a member of the company's Board of Directors. • Registration of Asset Manager and Asset Management Team to support the Responsible Executive unless the company has low complexity in its management. • The strategic guidelines and governance plans (including, for example, the composition of the Board of Directors and Advisory Committees) of the relevant NOJVs for Vale should be submitted annually as part of the annual report to the Nominating and Governance Committee. The relevancy of the NOJVs will be based on strategic materiality (strategic fit and connection with Vale assets) and financial materiality (based on Vale's annual EBITDA and Capex portion), and the list of NOJVs should be disclosed to each report. • Preparation of documents by the Asset Management Team to assist in managing relevant NOJVs, including strategies for the company, influence plan, risks assessment, and/or opportunity assessment. • Pay attention to the rights established in shareholder agreements or other agreements that the powers of each party. • Ensure that the Board of Directors, or equivalent body, act effectively in strategic decisions, board monitoring and guardian of the governance system, without being substituted by other forums created among shareholder's representatives. - 7 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC (b) Desired Attributes • Timely provision by the company of accounting information for consolidation into Vale’s financial statements, where applicable. • Development of a matrix of competencies and criteria for the composition of the Board of Directors. • Governance Agents appointed by Vale will preferably be Vale employees. The appointment of external members must occur due to the justified need for qualification or independence, in accordance with the Company's governance objectives. • Governance agents indicated by Vale should influence the adoption of a Code of Conduct and policies related to risk management, internal controls, health, safety and environment, communities, competition law, compliance ethics and compliance program with the same pillars as the Vale program, data privacy, among other relevant topics, with similar relevancy and approach taken by Vale. • Audit Rights and Evaluations of the Ethics and Compliance Program by the respective related areas of Vale. In exceptional cases, by an independent third party approved by Vale. • Access to the processes and results of the risk management, audit, integrity and whistlebloer channels, as well as all the company's corporate information. • In addition to the minimum training defined for Governance Agents, they should seek qualification in negotiation and influence. Type 7 - Financial Investments / Minority Participations in Closed Companies: (a) Mandatory Attributes • Do not apply governance structure and rigid management processes that discourage the intended Research, Development, or Innovation, observing all legal aspects involved. • Perform careful selection, according to criteria defined in another regulation, for the indication of Governance Agents, given that these representatives will be the only channels of influence to ensure best governance practices. • Adoption of a Code of Conduct and an Ethics and Compliance Program based on the same pillars as the Vale program. (b) Desirable Attributes • Timely provision by the company of accounting information for consolidation into Vale’s financial statements, where applicable. Type 8 - Financial Investments in Listed Companies (a) Mandatory Attributes • Assessment of the need to remain in the organizational structure in the Vale Group, at least annually. • Provide independence to the day-to-day management of the company. Governance should focus on ensuring that the minimum requirements for Vale’s participation will be maintained. • Careful selection, according to criteria to be defined in another regulation, for the indication of Governance Agents, given that these representatives will be the only channels of influence to ensure best governance practices. (b) Desirable Attributes • Timely provision by the entity of accounting information for consolidation into Vale’s financial statements, where applicable. • Develop a matrix of competencies and criteria for the composition of the Board of Directors and influence the adoption of this matrix by the company, as in common in publicly traded companies or in the process of going public and prioritize the appointment of independent directors. - 8 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC Type 9 - Non-business entities: (a) Mandatory Attributes • Timely provision by the entity of accounting information for consolidation into Vale’s financial statements, except when the information is already consolidated into Vale’s system. • Provide Independence for the daily management of the entity. • Adoption of the Code of Conduct and the Ethics and Compliance Program based on the same pillars as the Vale program. (b) Desirable Attributes • Realize careful selection, according to criteria to be defined in another regulation, for the appointment of Governance Agents, given that these representatives will be the only channels of influence to ensure best governance practices. • Governance Agents appointed by Vale will preferably be Vale employees. The appointment of external members must occur due to the justified need for qualification or independence in accordance with the Entity's governance objectives. • Advisory positions, disconnected from the entity’s administration, should be held by members of Society. • Audit Rights and Evaluations of the Ethics and Compliance Program by the respective related areas of Vale. In exceptional cases, by an independent third party approved by Vale. 7. Delegation of Authority 7.1. Transactions and Voting Guidance The approval of transactions in Companies and Entities of any kind will follow the Bylaws or equivalent, constitutive documents, and any Shareholder’s Agreements. For decisions that are under the responsibility of the Board of Directors or equivalent bodies of the Company, Vale’s representative in that body will have the fiduciary duty to act in the best interest of the Company, without the need for Vale’s voting guidance. It’s the Executive Committee’s responsibility to issue a specific normative document or to include in an existing normative document, if deemed relevant, requiring guidance to vote on particular agendas that are within the responsibility of the Board of Directors of Companies. For decisions within the delegation of the General Shareholders´ Meeting or equivalent bodies of the Companies, in which the position is of the shareholder Vale, the representative of Vale or the Responsible Executive, or the Asset Manager in the Company or Entity must seek voting orientation from Vale. For Types 3 and 4 Companies, transactions that are the responsibility of Vale's Board of Directors also require voting guidance, subject to prior approval by the said Board of Directors, except when delegated to the Executive Committee or equivalent competent body. The voting orientation scope must comply with the provisions of Vale’s Authority Policy, and the transaction is framed according to the value of the financial exposure object of the deliberation adjusted by the percentage of shareholding held by Vale in the Company. The value of the financial exposure should consider the contingent capital or cash flow assumed by the exposure created, such as derivatives, guarantees, and others. Omitted cases not contemplated in the Authority Policy, in the Bylaws and/or or that are not responsibility of the Vale’s General Assembly are delegated to the Executive Committee, which may delegate along the hierarchical line in the Internal Policies and Norms. The voting guidance in non-business entities, whether at the General Shareholders’ Meeting or Board of Directors of the Entity, or equivalent bodies, for the approval of transactions with a portion to be borne by Vale in an amount greater than US$ 100 million, is the exclusive competence of Vale’s Board of Directors, with the amounts up to this limit being delegated to Vale’s Executive Committee. - 9 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC Capital contributions, increases or reductions, including advances for future capital contribution (AFAC), must observe the limits established in Vale's Authority Policy. Resources for the execution of the Geological Research Investment Program abroad, and those where obligations are not balanced foreseen is an agreement with partners, in Companies or Entities in which Vale participates directly, indirectly or via funds, are delegated to Vale’s Executive Committee. Vale’s Executive Committee may delegate voting guidance to the limits of its delegation. Voting guidance for (i) execution of shareholders' agreements or others equivalent agreement between Partners are delegated to the Executive Committee, provided that the "Total Asset1" of the company or entity object does not exceed US$ 400 million; (ii) changes in Bylaw, Shareholder Agreementsor Agreement between Partners or equivalent agreements in Companies and Entities in which Vale participates directly or indirectly are delegated to Vale’s Executive Committee, provided that the additional obligations or reduction of rights held by Vale or Companies and Entities in which Vale participates do not exceed US$ 400 million; (iii) execution or alteration of consortium contracts by companies and entities in which Vale participates directly or indirectly are delegated to the Executive Committee, provided that the obligations or reduction of rights are lower than US$ 400 million. Notwithstanding the delegations granted to the Executive Committee, the Board of Directors remains with the right to invoke for itself, in part or in full, the voting guidance, the monitoring and decision-making process of any Company or Entity. Any revocation of delegation must be recorded in minutes of the Board of Directors, as well as in Vale’s normative documents, when applicable. Annex I of this Policy details the List of companies called upon by the Board of Directors of Vale S.A. 7.2. Indications of Governance Agents The choice of Governance Agents appointed by Vale should prioritize the selection of internal candidates, especially the Accountable Executive and the Asset Manager. External candidates (not employees of Vale or its full subsidiaries) may be considered due to local or contractual requirements, convenience of independent members or in the absence of internal candidates compatible with the required competencies. Internal or external candidates must have appropriate competencies to the strategic challenges of the Company or Entity, be aligned with Vale’s values and culture and be qualified in governance ethic and compliance topics. Vale should encourage the creation of a Competence Matrix in Joint Ventures, in line with its strategic objectives, to guide the selection of directors and the composition of the Board of Directors holistically. It is the responsibility of Vale’s Executive Committee to deliberate on the appointment of people to integrate the Governance Bodies, of the Company or Entity, with prior opinion from the Human Resources and Corporate Integrity areas, except in the case of companies invoked. The opinion of Corporate Integrity for the purpose of appointing an external candidate will be valid for 24 months and for an internal candidate it is only necessary to open the analysis once. Vale’s Executive Committee must inform the Board of Directors of Vale about the appointment resolution of external candidates to act as Governance Agents, with their justifications, at least annually. The first appointment of a person who has worked at Vale as an executive (grades C) requires the approval of Vale’s Board of Directors. The re-election of these members is delegated to the Executive Committee. Vale’s Executive Committee may delegate voting guidance to the limits of its jurisdiction. 1 Total Asset is the sum of all assets of a company or entity (assets or rights). The total asset covers both current and non-current assets. - 10 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC 8. Disclosure and Dissemination of Policy This Policy will be filed and published by the Controllership & Accounting Departament, in Vale’s official repositories in service to the internal and external public, as applicable. The Director of Controlling and Accounting shall develop training plans for the dissemination of this Policy. 9. Deadlines for Policy Revisions This policy must be reviewed within a maximum period of 5 years, or whenever necessary in order to keep its content up to date. 10. Responsabilities Board of Directors: • Approve voting guidelines at general shareholders’ meetings or equivalent in Companies and Entities not delegated to the Executive Committee; • Approve exceptions, according to the annual proposal presented by the Executive Vice President for Finance and Investor Relations, for the maintenance of Companies or Entities that do not meet Vale’s objectives, defined in item 6.1 of this Policy; • Approve exceptions for the compliance with mandatory attributes; • Approve the first nomination of Governance Agent who have worked as executives at Vale; • Invoke for yourself, in part or in full, the monitoring and decision-making process of any Company or Entity; • Review annually the report on the Companies and Entities of the Vale Group, prepared by the Executive Vice President of Finance and Investor Relations ; • Review strategies for relevant NOJVs ; • Approve simplification of Vale’s corporate policies to be adopted by Wholly Owned Operational Company, constituted for the development of new businesses. • The responsibilities of the Board of Directors will be exercised upon recommendation by the Nomination and Governance Committee Executive Committee: • Approve the voting guidelines at general shareholders’ meetings or equivalent in Companies and Entities, within the limits of their jurisdiction; • Approve the nomination of governance agents, respecting the powers of the Board of Directors for evoked companies, and reporting, at least annually, to the Board of Directors the nominations of external candidates, with their respective justifications; • Establish and approve regulations that contain the developments on Management of NOJVs and OJVs of the Vale Group, observing the principles of this Policy and Vale's other Corporate Policies; • Establish the Executive Vice Presidency responsible for the management of each Company or Entity. • Propose simplification of Vale's set of administrative rules and policies to be adopted by a Wholly Owned Operational Company, constituted for the development of new businesses. Executive Vice-Presidencies: • Manage the portfolio of Companies and Entities under your responsibility, including maintaining in the area a manager responsible for the management, coordination and control of the Companies and Entities of the Executive Vice Presidency in question; • Designate a Responsible Executive and an Asset Manager for each Company or Entity in its portfolio; • Prepare documents to assist in the management of material NOJVs, which may include strategies for the company, influence plan, risk assessment and/or opportunity assessment. - 11 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC Executive Vice Presidency of Finance and Investor Relations: • In addition to the generically provided for all Executive Vice-Presidencies, disseminate the applicable requirements to the NOJVs and OJVs in specific normative document(s); • Present, annually, to theNominating and Governance Committee, for subsequent submission to the Board of Directors, a report on the Companies and Entities of the Vale Group, with the support of the other Executive Vice-Presidencies. • Present an annual proposal, with the support of the other Executive Vice-Presidencies, for the maintenance or divestment of Companies and Entities that are no meeting Vale’s principles and guidelines, defined in item 6.1 of this policy. Human Resources Department • Check the professional history of the candidates indicated as Governance Agent in Companies and Entities; • Check the history of each Vale employee appointed as a Governance Agent for consequences management situations involving violations of Vale's Code of Conduct; • Coordinate, together with the Responsible Executives, the process of appointing members of the Board of Directors to NOJVs; • Incorporate into the performance analysis of the career and succession cycle and employee development plan participation as a Governance Agent, using inputs from Responsible Executives. Responsible Executive • Monitor the strategy, performance and risks of each Company or Entity under their responsibility; • Manage internal and external relationships, seeking to maximize long-term value for Vale. • In addition to the responsibilities above, in Types 3 and 4 Companies, the Responsible Executive must be a member of the Company's Board of Directors, when it exists, being responsible for the dialog with the Vale's Board of Directors on issues related to the Company's or Entity's business. In the case of Joint Ventures (Companies of types 5 and 6), it is recommended that the executive be a member of the Company's Board of Directors or have someone with direct reporting in its structure as a member of this body. Audit and Compliance Department • Carry out background checks, based on public information (background check), of external candidates nominated as Governance Agent in Companies and Entities; • Support the Governance Agent in the implementation of the Ethics and Compliance Program, if applicable, the Company or Entity, including training, communication, operation of the whistlebloer channels, management of consequences and annual plans for internal audits. • Support compliance with the Misconduct Management Policy, if applicable to the Company or Entity. • Conduct auditis, whether to ensure the effectiveness of the normative system or any other applicable topic. Corporate Governance Department: • Integration with the Governance of type 3 and 4 companies, when applicable. • Operationalization of corporate governance processes within the scope of Vale's Board of Directors and Advisory Committees. • Validate this Policy before submitting it to Vale's Board of Directors and Advisory Committees. • Keep Annex I of this Policy updated, with the list of companies called upon by the Board of Directors. 11. Consequence Management Failure to comply with this policy will be subject to the terms of the Misconduct Management Policy. - 12 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC 12. Final Provisions In the event of a possible conflict between this policy and Vale's Bylaws, the latter will prevail, and this policy should be amended as necessary. This policy enters into force on the date of its approval by the Board of Directors 13. Annexes Annex I - List of companies evoked by the Board of Directors of Vale S.A. 14. Approvals Area Description Controllership, Tax and Accounting Department Elaboration Executive Vice President of Legal Affairs Revision Corporate Governance Department Revision Nominaton and Governance Committee Revision Board of Directors (DCA – 011/2023) [Approval] - 13 of 13 - Vale Group Business and Entity Management Policy DCA 011/2023 Version: 02- 04/26/2023 POL-0043-G PUBLIC Revision Control Version Revision Date Responsible 00 04/26/2023 SGGC ANNEX I – List of Companies or Entities evoked by the Board of Directors of Vale S.A. for the purposes of Appointing Governance Agents Companies and Entities Board Members Appointment Approval CEO Approval Information on the appointment of the CEO (or main executive) Registration document MRS Logística S.A. ✓ ✓ Extract from the minutes of the ordinary meeting of the Board of Directors on December 17, 2021. DCA – 011/2023 VLI S.A. ✓ ✓ Samarco Mineração S.A. ✓ ✓ Fundação Vale ✓ ✓ Fundação Renova ✓ ✓ Vale Base Metals ✓ ✓ DCA – 011/2023 Vale Canada Limited ✓ ✓ Salobo Metais S.A. ✓ Mineração Onça Puma S.A. ✓ PT Vale Indonesia (PTVI) ✓

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 29, 2025		Director of Investor Relations